SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

       Michael T. Kanarellis
       c/o TechnoFlex, Inc.
       10000 Memorial, Suite 250
       Houston, Texas  77024
       Tel:  (713) 956-8844
       Fax:  (713) 956-9898

DATE OF EVENT WHICH REQUIRES FILING:  December 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

         UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*


NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

      Robert J. Kecseg
      c/o First Research Financial, Inc.
      6210 Beltline Road, Suite 155
      Irving, Texas  75063
      Tel: (214) 714-9380
      Fax: (214) 714-9383

DATE OF EVENT WHICH REQUIRES FILING:  December 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Item 1.   Security and Issuer

          No change.

     Item 2.   Identity and Background

          No change.

     Item 3.   Source and Amount of Funds or Other
               Consideration

          No change.

     Item 4.   Purpose of Transaction

          Michael T. Kanarellis and Robert J. Kecseg (the "Group Members"), beneficially owning in the aggregate approximately 5.17% of the issued and outstanding shares of the Company's common stock, par value $0.0001 per share ("Common Stock"), as of November 12, 1996, agreed to form a group (the "Group") for the purpose of reviewing potential responses to the deteriorating financial performance of Universal Seismic Associates, Inc. (the "Company") and the decline of the trading price of the Company's Common Stock. On November 12, 1996, the Group Members filed the Schedule 13D which is being amended hereby (the "Schedule 13D"). The Group Members are dissatisfied with recent actions of the current Board of Directors and management of the Company.
In particular, the Group Members believe that the expiration on September 30, 1996 of the letter of intent, dated August 1, 1996 (the "Letter of Intent"), between the Company and SUELOPETROL c.a., of Caracas, Venezuela ("Suelopetrol"), which provided for the proposed merger of Suelopetrol with the Company (the "Merger"), was the responsibility of the Board and the Company's management. At the time of the filing of the Schedule 13D, the Group Members believed that the expiration of the Letter of Intent and the Company's apparent failure to conduct a complete and intensive review of the condition (financial and otherwise) and operations of Suelopetrol seriously jeopardized the likelihood of the consummation of the Merger and, on November 13, 1996, the Company publicly announced the termination of negotiations with respect thereto.

          The potential responses considered by the Group Members included the following: (i) obtaining an order of the Delaware Court of Chancery to compel the Board of Directors to call an annual meeting of stockholders pursuant to Section 211(c) of the Delaware General Corporation Law ("Delaware Law") and Article II, Section 2.3 of the Company's By-laws, (ii) calling a special meeting of stockholders pursuant to Section 211(d) of Delaware Law and
Article II, Section 2.4 of the Company's By-laws to remove at least a majority of the current Board members and (iii) soliciting the written consent of the Company's stockholders in lieu of a special meeting to remove at least a majority of the current Board members pursuant to Section 228 of Delaware Law and Article II, Section 2.8 of the Company's By-laws. On December 6, 1996, the Group Members filed a preliminary Consent and Proxy Statement with the Securities and Exchange Commission on behalf of the Universal Seismic Associates, Inc. Stockholders' Protective Committee (the "Committee"), composed of the Group Members. Pursuant to the definitive version of such Consent and Proxy Statement, the Committee intends to (i) solicit consents from the Company's stockholders to remove the current Board members and replace them with the Committee's five-person slate as soon as practicable prior to the Company's Annual Meeting of Stockholders, currently scheduled to be held on January 28, 1997, if possible and (ii) solicit proxies from the Company's stockholders to amend the Company's By-laws to change the order of business at the Annual Meeting, to amend the Company's By-laws to fix the number of directors at five and to elect a slate of directors nominated by the Committee.

          In the event that the Committee succeeds in replacing the current Board of Directors of the Company, it intends to recommend that the Company recommence negotiations with Suelopetrol and seek to consummate a transaction between the Company and Suelopetrol on favorable terms and conditions. However, there can be no assurances that such a transaction will be consummated or that it will be on terms as favorable to the Company as set forth in the Letter of Intent. In the event that the Committee succeeds in replacing the current Board of Directors, the Committee would also recommend that the reconstituted Board consider replacing the current senior management of the Company.

          The Group Members intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations. The Group Members do not have plans to acquire additional shares of Common Stock at the present time, but may determine to acquire additional shares in the future depending on, among other things, the prevailing market price of the Common Stock. The Group Members may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock owned by them, depending upon a continuing assessment and upon future developments. In making any such determination, the Group Members will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Group Members and, while currently there are no plans to do so, possibly in combination with others.

          Except as set forth above, the Group Members do not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d)  Any material change in the present
capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (i) Any action similar to any of those enumerated above.

          Although, except as disclosed herein, the Group Members have no plans or proposals to engage in any of the transactions specified in paragraphs (a) through (i) of this
Item 4, one or more of the Group Members may consider one or more of such transactions in the future depending upon factors including, but not limited to, the market for the Company's Common Stock, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant from time to time.

          Each of Messrs. Kanarellis and Kecseg acquired his shares of Common Stock for investment purposes.

     Item 5.   Interest in Securities of the Issuer

          No change.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          Michael T. Kanarellis was actively involved in the introduction of the Company and Suelopetrol, and was closely involved in facilitating the negotiation of the proposed Merger. While Mr. Kanarellis has no formal understanding with either the Company or Suelopetrol with respect to compensation for such services, he expects that in the event of the consummation of the Merger he would be compensated by one or both of the Company or Suelopetrol.

          Robert J. Kecseg provides investment advice to certain other stockholders of the Company who, in the aggregate, hold approximately 9% of the issued and outstanding shares of Common Stock. In such connection, Mr. Kecseg has recommended the purchase of securities of the Company for their own accounts and advised his clients on the conversion of certain of such securities. Mr. Kecseg disclaims any dispositive or voting power over the shares of Common Stock owned by such stockholders, and, accordingly, disclaims beneficial ownership of all such shares of Common Stock. Nevertheless, Mr. Kecseg acknowledges that the holders of Common Stock advised by him may be likely to vote their respective shares of Common Stock in a manner he advises.

     Item 7.   Material to be Filed as Exhibits

          No change.

                           Signature


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 12, 1996

                                    Michael T. Kanarellis
                                    -----------------------
                                    Michael T. Kanarellis

                                    Robert J. Kecseg
                                    -----------------------
                                    Robert J. Kecseg